Exhibit 12.2

Union Electric Company

Computation of Ratios of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2004	2005	2006	2007		2008
Net income from continuing operations	$378,670	$351,770	$348,806	$341,966		$250,998
Less- Income from equity investee	5,098	6,463	54,285	54,545		10,948
Add- Taxes based on income	207,641	193,156	183,867	139,782		133,514

Net income before income taxes, change in Accounting principle and income from equity investee	581,213	538,463	478,388	427,203		373,564
Add- fixed charges:
Interest on long term debt	103,338	120,899	176,088	203,456	(1)	205,314	(1)
Estimated interest cost within rental expense	2,790	2,528	2,754	2,540		3,533
Amortization of net debt premium, discount, and expenses	5,168	5,278	5,468	5,634		6,226

Total fixed charges	111,296	128,705	184,310	211,630		215,073

Earnings available for fixed charges	692,509	667,168	662,698	638,833		588,637

Ratio of earnings to fixed charges	6.22	5.18	3.59	3.01		2.73

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	5,941	5,941	5,941	5,941		5,941
Adjustment to pre-tax basis	2,891	2,896	3,244	2,429		3,160

	8,832	8,837	9,185	8,370		9,101

Combined fixed charges and preferred stock dividend requirements	$120,128	$137,542	$193,495	$220,000		$224,174

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	5.76	4.85	3.42	2.90		2.62

(1) Includes FIN 48 interest expense